China Life Insurance Company Limited 16 Financial Street
Xicheng District
Beijing 100033, China

April 24, 2019

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that China Life Insurance Company Limited has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the U. S. Securities and Exchange Commission on April 24, 2019. The disclosure can be found under the heading “Disclosure of Certain Activities Under Section 13(r) of the Securities Exchange Act of 1934” in its Annual Report on Form 20-F.

Respectfully submitted,

China Life Insurance Company Limited

By:	/s/ Su Hengxuan
Name:	Su Hengxuan
Title:	President and Executive Director